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SEC FILE NUMBER
8-70045

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2019 (MM/DD/YYYY) AND ENDING 12/31/2019 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IOI Capital and Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Greenway Plaza, Suite 1515
(No. and Street)

Houston	TX	77046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rashad Kourbanov — 832 - 426 - 4242 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name -- *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of

OATH OR AFFIRMATION

I, Rashad Kourbanov, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IOI Capital and Markets LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CEO

Title

Notary Public

SAMANTHA MOTWANI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MO6373389
Qualified in Nassau County
My Commission Expires April 09, 2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IOI CAPITAL AND MARKETS LLC

Statement of Financial Condition

As of December 31, 2019 and for the period

from August 1, 2019 through December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

IOI CAPITAL AND MARKETS LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Member of
IOI Capital and Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IOI Capital and Markets, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as IOI Capital and Market's auditor since 2019.

Spicer Jeffries LLP

Denver, Colorado
February 7, 2020

IOI Capital and Markets, LLC
Statement of Financial Condition
December 31, 2019

Assets

Assets:		
Cash and cash equivalents	$	380,094
Prepaid expenses		32,135
Operating lease right of use asset		27,446
Security deposit		10,800
Total Assets	$	450,475

Liabilities and Member's capital

Liabilities:		
Accounts payable	$	3,500
Operating lease liability		30,456
Accrued expenses		10,796
Due to parent		20,372
Total Liabilities		65,124
Member's capital		385,351
Total liabilities and Member's capital	$	450,475

See accompanying notes to financial statement

(1) Organization and General

IOI Capital and Markets (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as of August 7, 2019. The Company will operate a permissioned blockchain technology based Alternative Trading System ("ATS") platform for capital raising and securities issuance, acting as a placement agent on a best efforts basis. The Company is also approved for facilitating secondary trading of securities through the platform.

The Company is a wholly owned subsidiary of Iownit Capital and Markets, Inc. (the "Parent"). The Company's office is located in Houston, Texas.

(2) Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

(a) Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606").

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no receivable balances, for the period ended December 31, 2019 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the statement of financial condition at December 31, 2019

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. During the period ended December 31, 2019, there were no contract liabilities reported on the statement of financial condition.

(Continued)

Receivables and Contract Balances

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. There were no receivables earned or reported for the period ended December 31, 2019 and no allowance was required.

(c) ***Income Taxes***

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

For the period ended December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

(d) ***Cash and Cash Equivalents***

The Company considers its investments in short-term money market accounts to be cash equivalents. The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short term nature of these instruments. There were no cash equivalents reported on the Statement of Financial Condition for the period ended December 31, 2019.

(e) ***Concentration of Risk***

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2019 the Company's cash balance exceeded the FDIC coverage of $250,000 by $130,094. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

(f) ***Fixed Assets***

Fixed assets are included on the balance sheet at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the fixed assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease life or the estimated useful life. Maintenance and repairs are charged to expense as incurred.

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

(Continued)

(3) Commitments

Lease Commitments

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments with the discount rate based on the company's assessment of its incremental borrowing rate, which is the rate of interest it would expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has one obligation classified as an operating lease for office space with initial non-cancelable terms in excess of one year. Because the Company is not reasonably certain to exercise the lease renewal option the associated payments during the optional renewal period were not used in the determination of the lease term and are excluded from lease payments. For the period from August 1, 2019 through December 31, 2019, the operating lease cost was $7,951. The amounts reported under Operating ROU asset and Operating lease liability in the Statement of Financial condition were $27,446 and $30,456 respectively.

The undiscounted maturity of the noncancelable lease payments under the current lease agreement as of December 31, 2019 were as follows:

2020 $20,951

2021 $10,684

The imputed interest included in computation of the lease liability as of December 31, 2019 was $1,179.

(4) Related-Party Transactions

Expense sharing

As discussed in Note 1, the Company is a wholly owned subsidiary of Iownit Capital and Markets, Inc., the sole member. Allocation of the expenses between Parent and the Company is based upon an expense sharing agreement (the "Agreement") between the Company, and the Parent. The Agreement calls for the allocation of certain expenses related to shared employees and other shared resources which begins as of the date the Company is approved for business.

At December 31, 2019 Due to parent reported in the Statement of Financial Condition amounted to $20,372.

(5) Net Capital

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi). The Company has represented that it does not and will not hold customer funds or securities, and is not subject to the reserve computation or possession and control provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

As of December 31, 2019, the Company had net capital of $342,416, which was $337,416 in excess of the minimum net capital required.

(6) Subsequent Events

The Company has performed an evaluation of subsequent events through the date these financial statements were available to be issued.